FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

CORUS GROUP plc
(Translation of Registrant's Name Into English)

30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 4 July 2002 **By** [signature]

Name: Mrs T Robinson
Title: Group Secretariat Co-ordinator

CRGH

FOR IMMEDIATE RELEASE

4th July 2002

Corus Group plc

Statement regarding speculation

In response to recent speculation, Corus Group plc ("Corus") confirms that it is in discussions regarding a potential combination with Companhia Siderurgica Nacional ("CSN") involving the issue of Corus shares. CSN, a Brazilian listed group, is Brazil's leading steel producer.

No agreement has yet been reached between the parties. If a transaction were to proceed, it would require, inter alia, the consent of a number of parties and would be subject to a number of conditions. There can, therefore, be no assurance that current discussions will result in any transaction between the parties.

There will be no further comment on either the terms or the status of discussions until appropriate.

END